UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

ISRAEL CHEMICALS LTD.

1.	Q4 2019 Investor Presentation

   Q4 & FY2019 ResultsRaviv Zoller, President & CEOFeb 13, 2020

 Disclaimer and Safe Harbor for Forward-Looking Statements The information contained herein in this presentation or delivered or to be delivered to you during our presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Israel Chemicals Ltd. (“ICL” or “Company”) securities or in any securities of its affiliates or subsidiaries. This presentation and/or other oral or written statements made by ICL during its presentation or from time to time, may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", “predict” or similar expressions are used, the Company is making forward-looking statements. Such forward-looking statements may include, but are not limited to, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non-historical matters. Because such statements deal with future events and are based on ICL’s current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2018, and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U.S. Securities and Exchange Commission (SEC). Therefore actual results, performance or achievements of the Company could differ materially from those described in or implied by such forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can provide no assurance that expectations will be achieved. Except as otherwise required by law, ICL disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise. Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information.Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information. Such information may include data obtained from sources believed to be reliable, however ICL disclaims the accuracy and completeness of such information which is not guaranteed. Internal estimates and studies, which we believe to be reliable, have not been independently verified. We cannot assure that such data is accurate or complete. Included in this presentation are certain non-GAAP financial measures, such as sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted EBITDA, adjusted EBITDA excluding divested businesses, adjusted net income, adjusted net income excluding divested businesses, adjusted EPS excluding divested businesses and free cash flow, designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors. These non-GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS. Please refer to our Q4 2019 press release for the quarter ended December 31, 2019 and the appendix to this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS.   2  Important Legal Notes

Q4 & FY2019 Highlights[1]

- ✓ Successfully completed the Dead Sea production capacity upgrade in Q4 2019, resulting in a significant impact on results
- ✓ Q4 2019 results were also impacted by weak commodity markets as well as the absence of a potash supply contract to China during the quarter
- ✓ Value of ICL's specialty businesses reflected in resilience of 2019 adjusted operating income amid the current weak commodity price environment
- ✓ Continued strong cash generation in Q4 2019 resulted in an annual increase of 60% in operating cash flow.
- ✓ Extended dividend policy of up to 50% of adjusted net income. Q4 2019 dividend of ~$0.02 per share.



Sales ($M)
5,556
5,271
2018
2019
1,410
1,106
Q4/2018
Q4/2019
Reported/Adjusted operating income(2) ($M)
753
760
2018
2019
Reported OI: 1,519 756
214
88
Q4/2018
Q4/2019
Reported OI: 166 88
Operating cash flow ($M)
620
992
2018
2019
224
212
Q4/2018
Q4/2019

(1) 2019 financial information is unaudited. Our audit is ongoing and not complete, particularly our valuation of assets and impairment testing, and accordingly the information presented herein may be subject to change as our audit is complete

(2) See reconciliation table in the Q4 2019 PR and the appendix for this presentation

3

Key Financial Metrics[1]

$ millions	Q4 2019	Q4 2018	% change	FY 2019	FY 2018	% change
Sales	1,106	1,410	(22%)	5,271	5,556	(5%)
Operating income	88	166	(47%)	756	1,519	(50%)
Adjusted operating income[2]	88	214	(59%)	760	753	1%
Adjusted EBITDA[2]	201	322	(38%)	1,198	1,164	3%
Net income	48	82	(41%)	475	1,240	(62%)
Adjusted net income[3]	48	124	(61%)	479	477	0%
EPS[3] (Presented in US $)	0.04	0.06	(41%)	0.37	0.97	(62%)
Adjusted EPS[3] (Presented in US$)	0.04	0.10	(61%)	0.37	0.37	0%
Operating cash flow	212	224	(5%)	992	620	60%
Free cash flow[4]	57	47	21%	446	50	792%
Dividend per share[5] (Presented in US$)	0.02	0.05	(63%)	0.18	0.18	0%

Adjusted operating income, adjusted EBITDA and operating cash flow for Q4 and FY2019 include a positive impact of the new IFRS 16 accounting standard. See slides 31 and 32 in the appendix to this presentation.

(1) 2019 financial information is unaudited. Our audit is ongoing and not complete, particularly our valuation of assets and impairment testing, and accordingly the information presented herein may be subject to change as our audit is complete
(2) Adjusted operating income and adjusted EBITDA are non-GAAP financial measures. See appendix to this presentation for reconciliation tables.
(3) EPS and adjusted EPS are calculated as net income and adjusted net income, respectively, divided by weighted-average diluted number of ordinary shares outstanding. Adjusted net income is a non-GAAP measure. See appendix to this presentation for reconciliation tables.
(4) Free cash flow is a non-GAAP financial measure, and consists of cash flow from operations excluding additions to property plant and equipment. See appendix to this presentation for reconciliation tables.
(5) Dividend per share related to the corresponding periods

4

 5  Achieved record operating income and margin for 2019, while reaching strategic goals and positioning the business for growth going forwardQ4 2019 sales and OI decreased mainly due to lower bromine production and sales volumes as a result of the facility upgrade shutdown at the Dead Sea and the pending magnesium antidumping claim which lowered chlorine availabilityAnother strong quarter led to a record year for clear brine fluids sales  (1) Including inter-segment sales    Industrial Products Business Performance  $ millions  QUARTERLY RESULTS  SEGMENT PROFIT  SALES(1)  -8%  -14%  SEGMENT PROFIT  +2%  2018  ANNUAL RESULTS  2019  SALES(1)  +13%  1,193  1,296  300  338  1,296  1,318  320  293  70  60  2018  2019  2018  2019  2018  2019

 6  (1) Including inter-segment sales    Potash Business Performance   Combination of production shutdown for upgrade at the Dead Sea and weak business environment led to significant profit margin erosion in Q4 2019Facility upgrade is expected to enable a capacity increase of ~200 thousand tonnes per annumQ4 2019 performance was impacted by no sales to China vs. 430 thousand tonnes sold in Q4 2018 and by an $18 decrease in average realized price for the period2019 Polysulphate production grew by 80%, sales increased by over 50% and positive market acceptance is expected to drive sales momentumMagnesium anti-dumping claim settled favorably  QUARTERLY RESULTS  SEGMENT PROFIT  SALES(1)  -41%  -84%  SEGMENT PROFIT  -8%  2018  ANNUAL RESULTS  2019  SALES(1)  -8%  1,623  315  289  515  302  138  22  2018  2019  2018  2019  2018  2019  1,494  $ millions

 7  (1) Including inter-segment sales     Phosphate Solutions Business Performance  Strong performance in specialty phosphates overshadowed by accelerated weakness in commodities and by a negative exchange rate impactThe division’s resilience throughout 2019 attributable to ICL’s focus on specialties and the continued improvement of the YPH JVHigher prices and reduced costs led to higher profit in phosphate specialties in Q4 2019, more than offsetting operating loss in phosphate commoditiesNew Food-grade Pure Phosphoric Acid plant in China and a breakthrough solution in plant-based Meat Alternative, position us to execute on our specialty-focused strategy  QUARTERLY RESULTS  SEGMENT PROFIT  SALES(1)  SEGMENT PROFIT  2018  ANNUAL RESULTS  2019  SALES(1)  2018  2019  2018  2019  2018  2019  -6%  2,099  1,980  -12%  113  100  -16%  495  417  -93%  14  1  $ millions

 8  (1) Including inter-segment sales    IAS Business Performance  Q4 2019 sales increase and reduced operating loss driven by higher prices and increased sales volume to the Turf and Ornamental Horticulture markets2019 results were negatively impacted by a weather-related decrease in sales volumes and unfavorable exchange ratesThe division continued to reduce lower-margin third party product sales and to focus on high growth markets  QUARTERLY RESULTS  SEGMENT PROFIT  SALES(1)  SEGMENT PROFIT  2018  ANNUAL RESULTS  2019  SALES(1)  2018  2019  2018  2019  2018  2019  -3%  741  717  -28%  29  21  +2%  147  150  -4  -2  +50%  $ millions

Annual Growth Trend in Most Main Operational Parameters

$ millions

Adjusted operating income excluding divested businesses[1]


9.9%
10.0%
13.6%
14.4%
506
507
750
760
2016
2017
2018
2019
Adjusted operating income
%
Adjusted operating income margin

Adjusted EBITDA excluding divested businesses[1]


19.0%
17.8%
21.1%
22.7%
968
904
1,160
1,198
2016
2017
2018
2019
Adjusted EBITDA
%
Adjusted EBITDA margin

Operating cash flow


966
847
620
992
2016
2017
2018
2019
Operating cash flow

Adjusted operating income, adjusted EBITDA and operating cash flow for 2019 include a positive impact of the new IFRS 16 accounting standard. See slides 31 and 32 in the appendix of this presentation.

(1) Adjusted operating income excluding divested businesses and adjusted EBITDA excluding divested businesses are non-GAAP financial measures. See Appendix to this presentation for reconciliation tables.

9

           10  ICL’s Commitment to ESG  Interactive, innovative and comprehensive CSR web report  Ongoing initiatives focused on ten SDGs    Production sites ISO CERTIFICATIONS    Included in Bloomberg's Gender-Equality Index    ‘Platinum+’ on the Ma’ala Sustainability Index  Reducing Air Emissions  RECOGNITIONS  Sustainable Procurement  ICL’S INITIATIVES      Higher score in the 2019 Bloomberg ESG disclosure ranking     IFA’s 2019 Industry Stewardship Champion Gold Medal  A- score for the 2019CDP carbon report  Corporate governance score upgrade by Entropy

   Kobi Altman, CFO

 12  Q4 and FY2019 Sales(1)  Numbers may not add due to rounding and set offs.2019 financial information is unaudited. Our audit is ongoing and not complete, particularly our valuation of assets and impairment testing, and accordingly the information presented herein may be subject to change as our audit is complete  $ millions  Potash: -201Phosphate commodities: -55Phosphate specialties: -4Industrial Products: -39Innovative Ag Solutions: +2  Potash: -174Phosphate commodities : -8Phosphate specialties: -72Industrial Products: -28Innovative Ag Solutions: -13  Potash: -11Phosphate Solutions: -13Industrial Products: +13Innovative Ag Solutions: +4  Potash: +63Phosphate Solutions: +33Industrial Products: +65Innovative Ag Solutions: +14

 13  Q4 and FY2019 Adjusted Operating Income(1)  Numbers may not add due to rounding and set offs. Adjusted operating income is a non-GAAP financial measure. See Q4 2019 PR and the appendix of this presentation for a reconciliation of adjusted operating income to operating income. (1) 2019 financial information is unaudited. Our audit is ongoing and not complete, particularly our valuation of assets and impairment testing, and accordingly the information presented herein may be subject to change as our audit is complete  $ millions  Potash: -90Phosphate Solutions: -6Industrial Products: -22Innovative Ag Solutions: +1  Potash: -80Phosphate Solutions: -13Industrial Products: -10Innovative Ag Solutions: -3

 14  Foreign Exchange Rates Impact  Q4 2019  NIS  EUR  Other  Sales   (1)  10  1  Expenses  17  (9)  (1)  Operating income  16  1  -  Finance expenses  (14)  (1)  (1)  Tax  2  -  -  Net income  4  -  (1)  Numbers may not add due to rounding  Total Q4 2019  10   7  17  (16)  2  3  FY2019  NIS  EUR  Other  Sales   -  95  18  Expenses  2  (68)  (14)  Operating income  2  27  4  Finance expenses  (13)  4  (1)  Tax  14  -  -  Net income  3  31  3  Total FY2019  113   (80)  33  (10)  14  37   Average exchange rates

 15  Continued Optimization of Debt Structure  Maturities(1)  Available credit facilities as of December 31, 2019 amounts to $870 million  Gross debt as of December 31, 2019: $2.3bn(2) Average interest rate: 4.2%  Proforma for January 2020 bond offeringNot including ~$300 million leasing liability due to implementation of IFRS16 accounting standard  $ millions  The successful completion of the oversubscribed, 15-year bond offering at the amount of $110 in January 2020, increases our financial flexibility, demonstrating investor confidence  70  20  13  2  2  2  (110)

2019 Achievements Positioning ICL for the Next Decade

ASSETS & OPERATIONS

- ✓ Dead Sea Potash facility upgrade to add ~5% expected production capacity
- ✓ Launch of the new terminal at the port of Barcelona
- ✓ New WPA plant in China
- ✓ Polysulphate production doubled, strong sales momentum
- ✓ Strategic LT bromine and bromine compounds supply agreements
- ✓ Fitch revised ICL's credit rating outlook to 'Positive'
- ✓ Completed a public offering of ~$110m debentures on the TASE

INNOVATING TO DRIVE RESULTS

- ✓ Breakthrough in Meat Alternative solutions
- ✓ ICL's digital Ag platform to leverage AWS capabilities
- ✓ Polysulphate compaction/granulation
- ✓ New bromine & phosphorus applications
- ✓ Promoting Industry 4.0 efficiencies
- ✓ Circular economy and waste recovery
- ✓ Incubating early-stage technologies, novel materials and cost-effective processes

LEGAL, COMPLIANCE & ESG

- ✓ Final agreement on past royalties
- ✓ Bonus derivative action settlement agreement
- ✓ Abengoa compensation settlement
- ✓ Magnesium antidumping claim revoked
- ✓ Upgrade by Entropy
- ✓ All-time record safety results
- ✓ Employer of Choice commitment
- ✓ Creating an ESG vision

16

 MARCH  LONDON  18,2020  Please join us at the Investor Day   17  MARCH  NEW YORK CITY  19,2020  MARCH  TEL AVIV  22,2020  ICL: Leadership, Innovation and Growth

 THANK YOU  18

 APPENDIX  19

 20  Q4 2019 Industrial Products Sales and Segment Profit Analysis  SEGMENT SALES   SEGMENT PROFIT  Numbers may not add due to rounding and set offs  $ millions  $ millions

 21  FY2019 Industrial Products Sales and Segment Profit Analysis  SEGMENT SALES   SEGMENT PROFIT  Numbers may not add due to rounding and set offs  $ millions  $ millions

 22  Q4 2019 Potash Sales and Segment Profit Analysis  SEGMENT SALES   SEGMENT PROFIT  $ millions  $ millions  Numbers may not add due to rounding and set offs

 23  FY2019 Potash Sales and Segment Profit Analysis  SEGMENT SALES   SEGMENT PROFIT  $ millions  $ millions  Numbers may not add due to rounding and set offs

 24  Q4 2019 Phosphate Solutions Sales and Segment Profit Analysis  SEGMENT SALES   SEGMENT PROFIT  $ millions  $ millions  Numbers may not add due to rounding and set offs

 25  FY2019 Phosphate Solutions Sales and Segment Profit Analysis  SEGMENT SALES   SEGMENT PROFIT  $ millions  $ millions  Numbers may not add due to rounding and set offs

 26  Q4 2019 Innovative Ag Solutions Sales and Segment Profit Analysis  SEGMENT SALES   SEGMENT PROFIT  $ millions  $ millions  Numbers may not add due to rounding and set offs  4  1  1  2  4

 27  FY2019 Innovative Ag Solutions Sales and Segment Profit Analysis  SEGMENT SALES   SEGMENT PROFIT  $ millions  $ millions  Numbers may not add due to rounding and set offs

 28  Finance Expenses  $ millions  Q4 2019  Q4 2018  Liabilities(1) (including ~$300 million of LT leases in 2019)(2)  2,520  2,420  Interest rate  4.2%  4.1%  Interest expenses(3)  27  25  Interest capitalization  (6)  (4)  Interest expenses, net  21  20  Total hedging transactions, balance sheet revaluation & other  (2)  44  Interest & exchange rate impact on long-term liabilities of leasing and employees(3)  6  (5)  Net financial expenses  25  59  Adjustments to finance expenses(4)  -  7  Reported net financial expenses  25  66  Average liabilities during the given quarterQ4 2019 liabilities includes $300 million impact of IFRS 16, which are not included in the Q4 2018 debt figuresQ4 2019 finance expenses include a $3 million increase in interest expenses and a $1 million exchange rate differences due to the implementation of IFRS 16Q4 2018 adjustments relate to prior periods’ royalties interest   Numbers may not add due to rounding

 29  Effective Tax Rate  $ millions  Q4 19  Q4 18  FY 2019  FY 2018  Adjusted income before tax(1)  63  158  632  608  Normalized tax rate  22%  22%  21%  22%  Normalized tax expenses  14  33  131  138  Carryforward losses not recorded for tax purposes  4  8  8  15  Exchange rate impact and other items  (3)  (9)  8  (17)  Adjusted tax expenses  15  32  147  136  Adjusted Effective tax rate  24%  20%  23%  22%  See calculation in the appendix of this presentation  Reported income before tax  63  103  628  1,364  Reported provision for income taxes  15  19  147  129

 30  Strong Financial Position Support Strategy Execution  Net debt to adjusted EBITDA calculated as short term credit + long term debt & debentures – cash & cash equivalents – short term investments & deposits, divided by last twelve months adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure. See reconciliation table in the Q4 2019 PR and the appendix for this presentation   Net Debt/EBITDA ratio(1)

IFRS 16[1] Quarterly Impact

Item	Net impact Q4 2019 VS. Q4 2018	Comments
Adjusted operating income[2]	$3 million ↑	Rent expenses decreased by $16 million Depreciation increased by $13 million
Adjusted EBITDA[2]	$16 million ↑	Rent expenses decreased by $16 million
Property Plant & Equipment	~$339 million ↑	A right-of-use asset recognized at the amount of ~$339 million
Financial liabilities	~$300 million ↑	Net debt increased by ~$300 million due to an increase in long and short term lease liabilities
Finance expenses	$4 million ↑	Interest expenses increased by $3 million Exchange rate differences of $1 million
Adjusted net income[2]	$1 million ↓	Operating income up by $3 million Finance expenses up by $4 million
Operating cash flow	$16 million ↑	Shift of rent payments (included in operating cash flow) to repayment of debt (included in cash flow from financing activities): $16 million

(1) IFRS 16 is a new accounting standard which replaces IAS 17, leases and its related interpretations.
(2) Adjusted operating income, adjusted EBITDA and adjusted net income are non-GAAP measure. See reconciliation table in the Q4 2019 PR and the appendix for this presentation

31

IFRS 16[1] Annual Impact

Item	Net impact 2019 VS 2018	Comments
Adjusted operating income[2]	$10 million ↑	Rent expenses decreased by $61 million Depreciation increased by $51 million
Adjusted EBITDA[2]	$61 million ↑	Rent expenses decreased by $61 million
Property Plant & Equipment	~$339 million ↑	A right-of-use asset recognized at the amount of ~$339 million
Financial liabilities	~$300 million ↑	Net debt increased by ~$300 million due to an increase in long and short term lease liabilities
Finance expenses	$22 million ↑	Interest expenses increased by $13 million Exchange rate differences of $9 million
Adjusted net income[2]	$12 million ↓	Operating income up by $10 million Finance expenses up by $22 million
Operating cash flow	$53 million ↑	Shift of rent payments (included in operating cash flow) to repayment of debt (included in cash flow from financing activities): $61 million

(1) IFRS 16 is a new accounting standard which replaces IAS 17, leases and its related interpretations.
(2) Adjusted operating income, adjusted EBITDA and adjusted net income are non-GAAP measure. See reconciliation table in the Q4 2019 PR and the appendix for this presentation

32

 33  Additional Data: Segment Profit Before and After G&A Expenses  * Divested businesses incl. Fire Safety and P2S5. In 2018 also including Rovita Numbers may not add due to rounding  Starting from the first quarter of 2019, ICL’s management has measured, and accordingly has presented in its reports, the results of its business divisions (operating segments) after allocation of general and administrative (G&A) expenses per each division. The purpose of the table below is to assist investors and analysts in comparing ICL's performance in prior periods to ICL's results starting in the first quarter of 2019. It should be noted that the allocation of G&A expenses with respect to comparison periods was made for convenience purposes only, and changes may occur in the allocation methodology in future periods.

Reconciliation Tables (1/2)

$ millions

Calculation of adjusted income before tax	Q4 19	Q4 18	FY2019	FY2018
Adjusted operating income[(1)]	88	214	760	753
Finance expenses	(25)	(66)	(129)	(158)
Share in earnings (losses) of equity-accounted investees and adjustments to financial expenses	-	10	1	13
Adjusted income before tax	**63**	**158**	**632**	**608**

Calculation free cash flow	Q4 19	Q4 18	FY2019	FY2018
Cash flow from operations	212	224	992	620
Additions to property plant and equipment and dividends from equity-accounted investees	(155)	(177)	(546)[(2)]	(570)
Free cash flow	**57**	**47**	**446**	**50**

Calculation of adjusted net income to net income	Q4 2019	Q4 2018	FY2019	FY2018
Net income attributable to the shareholders of the Company	**48**	**82**	**475**	**1,240**
Total adjustments to operating income[(1)]	-	48	4	(766)
Adjustments to finance expenses[(1)]	-	7	-	10
Total tax impact of the above operating income & finance expenses adjustments[(1)]	-	(13)	-	(7)
Total adjusted net income - shareholders of the Company	**48**	**124**	**479**	**477**
Weighted-average diluted number of ordinary shares outstanding	1,281,811	1,283,152	1,280,638	1,279,781
Adjusted EPS excluding divested businesses (US dollar)	**0.04**	**0.10**	**0.37**	**0.37**

(1) See detailed reconciliation table in the Q4 2019 PR
(2) Includes $27 million proceeds from sale of Property Plant and Equipment
Numbers may not add due to rounding

34

Reconciliation Tables (2/2)

$ millions

Calculation of adjusted operating income and adjusted operating income excluding divested businesses	FY2019	FY2018	FY2017	FY2016
Operating income	**756**	**1,519**	**629**	**(3)**
Capital gain	-	(841)	(54)	1
Impairment loss (reversal)	(10)	19	32	489
Provision for early retirement and dismissal of employees	-	7	20	39
Provision for legal claims	7	31	25	5
Provision for prior periods waste removal and site closure costs	7	18	-	51
Total adjustments(1)	**4**	**(766)**	**23**	**585**
Adjusted operating income	**760**	**753**	**652**	**582**
Divested businesses' profit	-	(3)	(145)	(76)
Adjusted operating income excluding divested businesses	**760**	**750**	**507**	**506**

Calculation of adjusted EBITDA and adjusted EBITDA excluding divested businesses to net income	FY2019	FY2018	FY2017	FY2016
Net income attributable to the shareholders of the Company	475	1,240	364	(122)
Depreciation and Amortization	443	403	390	401
Financing expenses, net	129	158	124	132
Taxes on income	147	129	158	55
Adjustments(1)	4	(766)	23	585
Adjusted EBITDA	**1,198**	**1,164**	**1,059**	**1,051**
Contribution from divested businesses	-	(4)	(155)	(83)
Adjusted EBITDA excluding divested businesses	**1,198**	**1,160**	**904**	**968**

(1) See detailed reconciliation table "**Adjustments to reported operating and net income (Non-GAAP)**" in the Q4 2019 PR
Numbers may not add due to rounding

35

36  Non-GAAP Financial Measures  We disclose in this Quarterly Report non-IFRS financial measures titled sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted net income attributable to the Company’s shareholders excluding divested businesses, adjusted EBITDA excluding divested businesses, adjusted EPS excluding divested businesses and free cash flow. Our management uses sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted net income attributable to the Company’s shareholders excluding divested businesses and adjusted EBITDA excluding divested businesses to facilitate operating performance comparisons from period to period and present free cash flow to facilitate a review of our cash flows in periods. We calculate our sales excluding divested businesses by adjusting our sales to exclude results of the divested Fire Safety and Oil Additives business (divested in Q1 2018) and Rovita business (divested in Q3 2018). We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth above and in the reconciliation table “Adjustments to reported operating and net income”. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our adjusted operating income excluding divested businesses, net income attributable to the Company’s shareholders to add certain items, as set forth above and in the reconciliation table “Adjustments to reported operating and net income (Non-GAAP)” in the accompanying press release, excluding the total tax impact of such adjustments and adjustments attributable to the non-controlling interests. We calculate our adjusted operating income excluding divested businesses by excluding the results of the divested Fire Safety and Oil Additives business (divested in Q1 2018) and Rovita business (divested in Q3 2018). We calculate our adjusted EBITDA by adding back to the net income attributable to the Company’s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table “Adjustments to reported operating and net income” in the accompanying press release which were adjusted for in calculating the adjusted operating income excluding divested businesses and adjusted net income attributable to the Company’s shareholders. Adjusted EPS excluding divested businesses is calculated as adjusted net income excluding divested businesses divided by weighted-average diluted number of ordinary shares outstanding as provided in the reconciliation table under “Calculation of Adjusted EPS”. We calculate our free cash flow as our cash flows from operating activities net of our purchase of property, plant, equipment and intangible assets, and adding Proceeds from sale of property, plant and equipment and dividends from equity-accounted investees during such period as presented in the reconciliation table under “Calculation of free cash flow”. You should not view sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted net income attributable to the Company’s shareholders excluding divested businesses, adjusted EPS excluding divested businesses or adjusted EBITDA excluding divested businesses as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, adjusted EPS excluding divested businesses as a substitute for EPS or free cash flow as a substitute for sales, cash flows from operating activities and cash flows used in investing activities, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, adjusted EBITDA excluding divested businesses and free cash flow may differ from those used by other companies. However, we believe sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted net income attributable to the Company’s shareholders excluding divested businesses, adjusted EBITDA excluding divested businesses, adjusted EPS excluding divested businesses and free cash flow provide useful information to both management and investors by excluding certain expenses that management believes are not indicative of our ongoing operations , in particular the divested Fire Safety and Oil Additives business (divested in Q1 2018) and the Rovita business (divested in July 2018), as we no longer own these businesses. In particular for free cash flow, we adjust our Capex to include any Proceeds from sale of property, plant and equipment because we believe such amounts offset the impact of our purchase of property, plant, equipment and intangible assets. We further adjust free cash flow to add Dividends from equity-accounted investees because receipt of such dividends affects our residual cash flow. Free cash flow does not reflect adjustment for additional items that may impact our residual cash flow for discretionary expenditures, such as adjustments for charges relating to acquisitions, servicing debt obligations, changes in our deposit account balances that relate to our investing activities and other non-discretionary expenditures. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of the financial results between periods and provide for greater transparency of key measures used to evaluate our performance.We present a discussion in the period-to-period comparisons of the primary drivers of changes in the company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends in its businesses. We have based the following discussion on our financial statements. You should read the following discussion together with our financial statements.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: February 13, 2020